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NEWS FINAL                            CONTACT:     INVESTORS: (818) 225-3550
                                                   DAVID BIGELOW OR LISA RIORDAN
                                                   MEDIA: (800) 796-8488


FOR IMMEDIATE RELEASE


               COUNTRYWIDE ANNOUNCES COMPLETION OF EXCHANGE OFFER
                         FOR ITS CONVERTIBLE SECURITIES


CALABASAS, CA (September 20, 2004) - Countrywide Financial Corporation (NYSE:
CFC) announced today that it has completed its offer to exchange $1,000 principal amount at maturity of its Convertible Securities due 2031 (the "Exchange Securities") and an exchange fee of $2.50 for each $1,000 principal amount at maturity of its Liquid Yield Option Notes (LYONs) (the "Original Bonds") due 2031. The exchange offer expired at midnight, Eastern Daylight Time on September 17, 2004 (the "Expiration Date").

As of the Expiration Date, $637,177,000 principal amount at maturity of Original Bonds, representing 94.7 percent of the outstanding issue, had been tendered in exchange for an equal principal amount at maturity of the Exchange Securities. All Original Bonds that were properly tendered have been accepted for exchange. Through the exchange offer, Countrywide updated certain features of the Original Bonds. The most notable change pertains to the terms of settlement on conversion, such that the Exchange Securities will be convertible into a mixture of cash and Countrywide stock, whereas the Original Bonds were convertible solely into Countrywide stock.

Lehman Brothers acted as dealer manager, D.F. King & Co., Inc. acted as the information agent, and The Bank of New York acted as the exchange agent for the exchange offer.

This announcement is neither an offer to sell nor a solicitation of an offer to buy or exchange the Exchange Securities or the Original Bonds. The exchange offer was made solely by Countrywide's prospectus dated August 20, 2004, including any supplements thereto.

Founded in 1969, Countrywide Financial Corporation is a member of the S&P 500, Forbes 2000 and Fortune 500. Through its family of companies, Countrywide provides mortgage banking and diversified financial services. Mortgage banking businesses include loan production and loan servicing principally through Countrywide Home Loans, Inc., which originates, purchases, securitizes, sells, and services primarily prime-quality loans. Also included in Countrywide's mortgage banking segment is the LandSafe group of companies which provide loan closing services. Diversified financial services encompass capital markets, banking, insurance, and global operations, largely through the activities of Countrywide Capital Markets, a mortgage-related investment banker; Countrywide Bank, a division of Treasury Bank, N.A., a bank offering customers depository and home loan products; Balboa Life and Casualty Group, whose companies are national providers of property, liability, and life insurance; Balboa Reinsurance, a captive mortgage reinsurance company; and Global Home Loans, a U.K. mortgage banking joint venture in which Countrywide holds a majority interest. For more information about Countrywide, please visit the Company's website at www.countrywide.com.

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